FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending April 5, 2004

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: April 5, 2004                                             By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

                              Directors' Interests

I give below details of changes in the directors' interests in the Ordinary Shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 31 March 2004, the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the automatic share allocation arrangements for non-executive Directors for the period of service from 1 January to 31 March 2004, as listed below.

      Non Executive Director          Ordinary Shares        American Depository
                                                                 Shares (ADS)
      Sir Christopher Hogg                1,500
      Dr Michele Barzach                    250
      Mr Lawrence Culp                                                125
      Mr Crispin Davis                      250
      Sir Peter Job                         250
      John McArthur                                                   125
      Donald McHenry                                                  125
      Sir Ian Prosser                       250
      Dr Ronaldo Schmitz                    250
      Dr Lucy Shapiro                                                 125
      Sir Robert Wilson                     250


At the same time the following non-executive Directors were provisionally allocated the following awards over Ordinary Shares and ADSs in the Company under the share election element of the share allocation arrangements for non-executive Directors for the period of service from 1 January to 31 March 2004, as listed below.


      Non Executive Director        Ordinary Shares        American Depositary
                                                                Shares (ADS)

      Sir Christopher Hogg            3,495.9602
      Mr Lawrence Culp                                             450.5256
      Mr Crispin Davis                1,048.7881
      Sir Peter Job                   1,048.7881
      Sir Ian Prosser                   524.3940
      Dr Ronaldo Schmitz                512.7408

The Company and the directors were informed of these allocations on 1 April
2004.

S M Bicknell
Company Secretary
2 April 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


1 April 2004                  Abacus (GSK) Trustees Limited, as trustee of the
                              GlaxoSmithKline Employee Trust, ("GSK Trust"), transferred 6,650 Ordinary Shares in the Company to participants in the SmithKline Beecham
                              Employee Share Option Plan 1991.

The Company was advised of this transaction on 2 April 2004.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Three of the Company's directors, Dr J-P Garnier, Dr T Yamada and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary
2 April 2004

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.

                      The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 2 April 2004, that as a result of movement in the fund on 1 April 2004, the number of Ordinary Share ADRs held by the fund had decreased from 18,906,970 to 18,830,189 at an average price of $40.00.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J P Garnier and Dr T Yamada are therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

2 April 2004